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Exhibit 1     Copy of Resolution of the Executive Committee of the Board of
              Directors of Massachusetts Mutual Life Insurance Company, authorizing the establishment of the Registrant

January 12, 1994

VOTED:

       That, pursuant to Section 132G of Chapter 175 of the Massachusetts General Laws, the Company establish and maintain a separate investment account, to be known as "Massachusetts Mutual Variable Annuity Separate Account 3" ("Separate Account 3" or the "Separate Account"), for the purpose of investing payments received under certain variable annuity contracts issued by the Company (the "Variable Annuity Contracts'); that the assets of Separate Account 3 be invested in one or more of the series of either the MML Series Investment Fund or the Oppenheimer Variable Account Funds, as such funds now or hereafter may be constituted, and in such other investments as the Company may from time to time deem appropriate; that the income, if any, and gains or losses, realized or unrealized, on Separate Account 3 be credited to or charged against the amounts placed in the Separate Account without regard to the other income, gains or losses of the Company; that the Variable Annuity Contracts be drafted to provide that the assets of Separate Account 3 equal to the reserves and other contract liabilities with respect to the Separate Account shall not be chargeable with liabilities arising out of any other business the Company may conduct; that all necessary actions be taken to qualify, and maintain the qualification of, Separate Account 3 with appropriate governmental agencies or entities having jurisdiction thereof; and that additional investment divisions be added to Separate Account 3 from time to time to the extent that the Company deems it to be appropriate.

VOTED FURTHER:

       That, with respect to the Variable Annuity Contracts, the Company establish and maintain, either in its General Investment Account or in Separate Account 3, a fixed account having a market value adjustment feature; and that all necessary actions be taken to qualify, and maintain the qualification of, said fixed account with appropriate governmental agencies or entities having jurisdiction thereof.

VOTED FURTHER:

       That the Company's General Investment Account be and it hereby is authorized to provide initial capital to either Separate Account 3 or the fixed account segment of the General Investment Account, the amount thereof not to exceed $150,000.